                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             Constellation 3D, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   210379 10 3
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                                 (CUSIP NUMBER)

                                  Eugene Levich
                           230 Park Avenue, Suite 453
                            New York, New York 10169
                                  212-983-1107
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box.                                                           |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                   SCHEDULE 13D

1.       NAME OF REPORTING PERSON

         Constellation 3D Trust LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)      |_|
                                                                 (b)      |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              |_|
         Not applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, United States

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              2,500,000
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                            0
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                           2,500,000
PERSON                     10.      SHARED DISPOSITIVE POWER
WITH                                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                          |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%

14.      TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D
                             CONSTELLATION 3D, INC.


Item 1.  Security and Issuer.

         This statement relates to shares of common stock, $0.001 par value of Constellation 3D, Inc., whose principal offices are located at 230 Park Avenue, Suite 453, New York, New York 10169.

Item 2.  Identity and Background.

         Constellation 3D Trust LLC, a Delaware limited liability company whose principal place of business is located at 230 Park Avenue, Suite 453, New York, NY 10169.

         (d.) Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e.) Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The 2,500,000 shares constitute a capital contribution to the Reporting Person, which is a wholly owned subsidiary of the Issuer.

Item 4.  Purpose of Transaction.

         The Reporting Person intends to use the shares to raise debt or equity capital and contribute the proceeds thereof to the Issuer, which proceeds shall be used for general corporate purposes.

Item 5.  Interest in Securities of the Issuer.

         (a)      Beneficial Ownership

                  Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.

                  The Reporting Person is the beneficial owner of 2,500,000 shares of Common Stock. Based on the Company's most recent public filings, this represents beneficial ownership of 6.1% of the Company's Common Stock.

         (b)      Voting and Dispositive Powers

                  Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.

                  Constellation 3D Trust LLC has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by it.

         (c)      Transactions in Securities of the Company During the Past
                  Sixty Days

                  Other than as set forth herein, the Reporting Person has not made any purchase or sales of securities of the Company during the sixty (60) days preceding the date of this Schedule 13D.

         (d)      Dividends and Proceeds

                  Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

         (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock

                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.




Dated: February 25, 2000                             CONSTELLATION 3D TRUST LLC


                                               By:       /s/ Eugene Levich
                                                         -----------------------
                                                         Name: Eugene Levich
                                                         Title:   Manager